February 9, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C.  20549

Attention:                                         Jeffrey P. Riedler

Rose Zukin

RE:                            Senomyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 12, 2009
Supplemental Response filed July 31, 2009, September 30, 2009, December 4, 2009 and December 18, 2009

File No. 000-50791

Dear Mr. Riedler and Ms. Zukin:

Senomyx, Inc. (the “Company”) is in receipt of the supplemental comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by letter dated January 27, 2010 (the “Supplemental Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Commission on February 12, 2009.

We have attempted, through counsel, to contact the Staff in order to request an extension of the deadline for filing our response to the Supplemental Comment Letter - but because of the SEC’s closure today due to weather we have not been able to reach anyone live. Accordingly, by this letter the Company is requesting permission to provide a response to the Supplemental Comment Letter by not later than Friday, February 26, 2010.  Please direct any comments or questions regarding this matter to me at (858) 646-8306.

Sincerely,

Senomyx, Inc.

/S/ DAVID B. BERGER

David B. Berger
Vice President, General Counsel and Corporate Secretary

cc:	R. Kent Snyder, President and Chief Executive Officer
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP

4767 Nexus Centre Drive  •  San Diego, California 92121  •  Tel: (858) 646-8300  •  Fax: (858) 404-0750